
April 25, 2013

<u>Via E-mail</u>
Peter J. Bensen
Chief Financial Officer
McDonald's Corporation
One McDonald's Plaza
Oak Brook, Illinois 60523

      RE: McDonald's Corporation
              Form 10-K for the year ended December 31, 2012
              Filed February 25, 2013
              File No. 001-05231

Dear Mr. Bensen:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing any requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10</u>
<u>Consolidated Operating Results, page 14</u>
<u>Restaurant Margins, page 16</u>
<u>Franchise Margins, page 16</u>

1. We note the disclosure in the first paragraph on page 17 indicating that the franchised margin in APMEA decreased in 2012 primarily due to Australia which was partly impacted by the 2012 change in classification of certain amounts from revenues to

restaurant occupancy expenses. Please tell us the nature and amounts of the items that were reclassified from revenues to occupancy expenses during 2012 and explain why you believe this reclassification was appropriate. Also, please tell us whether you similarly reclassified such amounts for all periods presented in your financial statements. If not, please explain why.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief